SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(MARK ONE)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

FOR THE YEAR ENDED DECEMBER 31, 2002.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

FOR THE TRANSITION PERIOD FROM ___________ TO ____________

COMMISSION FILE NUMBER: 001-15405

A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

AGILENT TECHNOLOGIES, INC. 401(K) PLAN

B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

AGILENT TECHNOLOGIES, INC.
395 PAGE MILL ROAD
PALO ALTO, CALIFORNIA 94306

INDEPENDENT ACCOUNTANTS’ REPORT
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
NOTES TO FINANCIAL STATEMENTS
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
SIGNATURE
EXHIBIT INDEX
EXHIBIT 23.1

AGILENT TECHNOLOGIES, INC. 401(K) PLAN
(formerly the Agilent Technologies, Inc. Savings Accumulation Plan)

Financial Statements and Supplemental Schedule
December 31, 2002 and 2001

Page

Independent Accountants’ Report	1
Financial Statements:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
Supplemental Schedule as of December 31, 2002:
Schedule of Assets Held for Investment Purposes	8

INDEPENDENT ACCOUNTANTS’ REPORT

To the Participants and Plan Administrator of the Agilent Technologies, Inc. 401(k) Plan

We have audited the financial statements of the Agilent Technologies, Inc. 401(k) Plan (the Plan), as of December 31, 2002 and 2001, and for the years then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
April 23, 2003

AGILENT TECHNOLOGIES, INC.
401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(in thousands)

	December 31,

	2002	2001

Assets:
Investments, at fair value	$1,497,088	$1,824,681
Participant loans	20,730	27,478

Assets held for investment purposes	1,517,818	1,852,159
Employer’s contribution receivable	5,700	5,232
Accrued income receivable	632	755
Receivable from broker for securities sold	1,099	414

Total assets	1,525,249	1,858,560
Liabilities:
Payable to broker for securities purchased	249	272

Net assets available for benefits	$1,525,000	$1,858,288

See notes to financial statements.

AGILENT TECHNOLOGIES, INC.
401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(in thousands)

	Years ended
	December 31,

	2002	2001

Additions to net assets attributed to:
Investment income (loss):
Dividends and interest	$21,135	$32,730
Net realized and unrealized depreciation in fair value of investments	(328,341)	(461,709)

	(307,206)	(428,979)

Contributions:
Participants’	118,790	150,840
Employer’s	48,480	54,388

	167,270	205,228

Total	(139,936)	(223,751)

Deductions from net assets attributed to:
Withdrawals and distributions	193,166	189,558

Total deductions	193,166	189,558

Net decrease prior to transfers	(333,102)	(413,309)
Transfers of assets:
From the Plan to the Philips Electronics
Employee Savings Plan	186	38,284

Net decrease in net assets	(333,288)	(451,593)
Net assets available for benefits:
Beginning of year	1,858,288	2,309,881

End of year	$1,525,000	$1,858,288

See notes to financial statements.

AGILENT TECHNOLOGIES, INC.
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

NOTE 1 — THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General — The following description of the Agilent Technologies, Inc. 401(k) Plan (the Plan), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. Effective January 1, 2002, the Plan’s name was changed from the Agilent Technologies, Inc. Savings Accumulation Plan.

The Plan provides benefits to eligible employees, as defined in the Plan document. The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Company intends that the Plan be qualified pursuant to Sections 401(a) and 401(k) of the Internal Revenue Code (the Code) of 1986, as amended.

By December 31, 2001, the Plan document was amended and restated to incorporate provisions from the Uruguay Round Agreements Act, Pub. L. 103-465; the Uniformed Services Employment and Reemployment Rights Act of 1994, Pub. L. 103-353; the Small Business Job Protection Act of 1996, Pub. L. 104-188; the Taxpayer Relief Act of 1997, Pub. L. 105-34; the Internal Revenue Service Restructuring and Reform Act of 1998, Pub. L. 105-206; and the Community Renewal Tax Relief Act of 2000, Pub. L. 106-554 (GUST). Certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA) were adopted in 2002.

Administration — The Board of Directors of the Company has appointed a Benefits Committee (the Committee) with certain authority to manage the policy, design and administration of the Plan. The Company has contracted with Fidelity Management Trust Company (Fidelity) to act as the trustee and an affiliate of Fidelity to process and maintain the records of participant data. Substantially all expenses incurred for administering the Plan are paid by the Company, except investment management services provided by certain Fidelity funds.

Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Basis of accounting — The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America. Sales and purchases are recorded on the trade date. Benefits are recorded when paid. Dividends are recorded on the ex-dividend date.

Investments  — Investments of the Plan are held by Fidelity and invested based solely upon instructions received from participants. The Plan is intended to be a 404(c) Plan under ERISA.

The Plan’s investments in Company common stock, Hewlett-Packard Company common stock and mutual funds are valued at fair value as of the last day of the Plan year, as measured by quoted market prices. Participant loans are valued at cost, which approximates fair value.

Income taxes — The Plan has been amended since receiving its latest favorable determination letter dated January 2, 2003. The Company believes that the Plan is operated in accordance with, and qualifies under, the applicable requirements of the Code and related state statutes, and that the Trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

Risks and uncertainties — The Plan provides for various investment options in any combination of investment securities offered by the Plan. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Note 2 — Related party transactions

Certain Plan investments are managed by Fidelity, the trustee of the Plan. Any purchases and sales of these funds are performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

As allowed by the Plan, participants may elect to invest a portion of their accounts in the Agilent Technologies Stock Fund (the Fund), which is primarily invested in shares of Agilent Technologies, Inc. common stock. Investments in the Fund are at the direction of the Plan participants. The shares of Agilent Technologies, Inc. common stock are traded in the open market.

Note 3 — Participation and benefits

Eligibility — Employees who are eligible to participate in the Plan include those employees of the Company and its designated domestic subsidiaries who are on the U.S. dollar payroll and who are employed as regular full-time or regular part-time employees of the Company. There is no waiting period for eligibility.

Participant contributions — Upon initially becoming an eligible employee, a participant is deemed to have elected a three percent (3%) deferral effective on the first day of commencement of participation, unless that employee makes a change to that election in the manner prescribed by the Plan. Participating employees could elect to have the Company contribute up to 50% in 2002 and 20% in 2001 of their eligible pre-tax compensation, not to exceed the amount allowable under current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant’s direction. In 2002, the Plan was amended in accordance with EGTRRA to allow eligible participants to make a catch-up contribution, up to the maximum allowed under current income tax regulations.

Participants are also allowed to make rollover contributions of eligible rollover distributions received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provisions.

Employer contributions — The Company makes matching contributions as required by the Plan document. In 2002 and 2001, the Company matched 100% of the employee’s salary deferral for the first 3% of employee’s salary deferral, and 50% of the employee’s salary deferral for the next 2% of employee’s salary deferral. The Company matching contribution is deposited into the individual employee’s Plan account after the end of each of the Company’s fiscal quarters, which are January 31, April 30, July 31 and October 31. To receive the Company match, the participant must be an employee of the Company at these dates, consistent with the terms of the Plan, except for retirees and deceased employees.

Both employee and Company contributions in 2002 and 2001 have been made in cash for all funds; however, Company contributions invested in the Agilent Technologies Stock Fund may be made in either cash or common stock of the Company. No Company contributions have been made in the form of common stock of the Company in 2002 and 2001.

The terms of the Plan include the Company’s ability to guarantee a minimum amount of employee and Company contributions that will be made to the Plan in a Plan year. In the event this minimum is not made, the Company can make a contribution up to the minimum amount. The amount, if any, that this minimum exceeds the actual employee and Company contributions as determined above will be allocated to non-highly compensated employees

(as defined in the Code) in the manner prescribed by the Plan document. No minimum contributions were guaranteed for the 2002 or 2001 Plan year.

Vesting — Participants are 100% vested in their salary deferrals and rollover contributions, and Company matching contributions transferred to their accounts at the end of each corresponding fiscal quarter, subject to the terms of the Plan.

Participant accounts — Each participant’s account is credited with the participant’s salary deferral, Plan earnings or losses and an allocation of the Company’s matching contribution. Participating employees may not direct future contributions nor transfer monies into the Hewlett-Packard Stock Fund. Allocation of the Company’s matching contribution is based on participant contributions, as defined in the Plan.

Participants can transfer their invested funds among the available investment options and/or change the investment of their future contributions as often as desired. These transfers and changes must be made in whole percent increments. New hires will have their initial contributions invested in the Institutional Money Market Fund, the fund designated as the Plan default fund, until the participant makes a change to that investment election.

Payment of benefits — Upon termination of employment, the participants or beneficiaries may elect to leave their account balance in the Plan, or receive their total benefits in a lump sum amount equal to the value of the participant’s interest in their account. Upon termination of employment, the participant (not the beneficiary) was also able to make on-demand cash withdrawals of no less than $1,000 until March 1, 2002, when this option was eliminated. The Plan allows for automatic lump sum distribution of participant account balances that do not exceed $5,000.

Certain participants from particular companies acquired by the Company were able to elect to take their benefits as an annuity or in installments until September 1, 2001, when these optional forms of benefit were eliminated.

Loans to participants — The Plan allows participants to borrow not less than $1,000, and up to the lesser of $50,000 or 50% of their account balance. The loans are secured by the participant’s balance. Such loans bear interest at a rate fixed at the time of loan equal to the prime rate plus one-half percent and must be repaid to the Plan between one year and four years. Generally, loans are repaid semi-monthly via automatic payroll deduction. The specific terms and conditions of such loans are established by the Committee. Outstanding loans at December 31, 2002 carry interest rates ranging from 4.75% to 10%.

NOTE 4 — PLAN TRANSFERS

During 2002 and 2001, Plan assets of approximately $186,000 and $38,284,000, respectively, were transferred via a batched rollover out of the Plan and into the Philips Electronics Employee Savings Plan as part of the Company’s divestiture of its health care business.

NOTE 5 — INVESTMENTS

The number of shares of Agilent Technologies, Inc. common stock in the Agilent Technologies Stock Fund (the Fund) was 8,688,434 and 7,628,269 as of December 31, 2002 and 2001, respectively. The fair value of the Agilent common stock included in the Fund was approximately $156,089,000 and $217,462,000 at December 31, 2002 and 2001, respectively. The Fund assigns units of participation to those participants with account balances in the Fund. The total number of units in the Fund at December 31, 2002 and 2001 was 11,794,505 and 10,441,806, respectively, and the net unit value was $13.37 and $21.00, respectively, at these dates. The Fund is comprised primarily of Agilent Technologies, Inc. common stock purchased on the open market. The Fund also includes a minor investment in the Fidelity Institutional Money Market Fund.

The number of shares of Hewlett-Packard Company common stock in the Hewlett-Packard Stock Fund (the H-P Fund) was 7,791,685 and 9,236,535 as of December 31, 2002 and 2001, respectively. The fair value of the Hewlett-Packard Company common stock included in the H-P Fund was approximately $135,288,000 and $189,721,000 at

December 31, 2002 and 2001, respectively. The H-P Fund assigns units of participation to those participants with account balances in the H-P Fund. The total number of units in the H-P Fund at December 31, 2002 and 2001 was 5,098,639 and 6,190,887, respectively, and the net unit value was $27.50 and $31.63, respectively, at these dates. The H-P Fund is comprised primarily of Hewlett-Packard Company common stock that was included in the assets transferred from the Hewlett-Packard Company Tax Savings Capital Accumulation Plan in accordance with the Employee Matters Agreement, effective August 12, 1999. The participants who were invested in the H-P Fund at the time the Company legally separated from Hewlett-Packard Company were able to maintain their investments in the H-P Fund. The H-P Fund also includes a minor investment in the Fidelity Institutional Money Market Fund. Contributions or account balance transfers into the H-P Fund are prohibited; however, participants may transfer their balances out of the H-P fund at any time. In 2003, the Plan was amended to eliminate the H-P Fund as an investment option under the Plan, effective December 31, 2004, and to allow participants to move their balances to other investment options or take a distribution if they are eligible under the terms of the Plan.

The following table is a summary of the fair values of investments and investment funds that represent 5% or more of the Plan’s net assets at December 31 (in thousands):

	2002	2001

Fidelity Institutional Money Market Fund	$234,563	$240,080
Fidelity Contrafund	127,590	145,675
Fidelity Growth and Income Fund	89,221	111,617
Fidelity Magellan Fund	287,797	413,018
Fidelity Intermediate Bond Fund	84,735	69,713
Spartan U.S. Equity Index Fund	81,406	107,375
Hewlett-Packard Company common stock	135,288	189,721
Agilent Technologies, Inc. common stock	156,089	217,462

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows for the years ended December 31 (in thousands):

	2002	2001

Common stock	($107,845)	($280,596)
Mutual funds	(220,496)	(181,113)

	($328,341)	($461,709)

NOTE 6 — PLAN TERMINATION

The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA.

AGILENT TECHNOLOGIES, INC. 401(k) PLAN	EIN: 77-0518772 PLAN #003

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2002
(in thousands)

	Identity of issue, borrower,	Description of investment including maturity date,	Current
	lessor or similar party	rate of interest, collateral, par or maturity value	value

	Fidelity Management Trust Company:
	Harbor Capital Appreciation Fund	Mutual fund	$36,007
	ICAP Equity Portfolio Fund	Mutual fund	12,281
	Templeton Foreign Fund Index	Mutual fund	27,333
	Janus Aspen Series Worldwide Growth Portfolio	Mutual fund	36,460
	MSIF Trust Mid Cap Growth Fund	Mutual fund	41,629
	PIMCO Total Return Fund	Mutual fund	64,833
	Domini Social Equity Fund	Mutual fund	7,833
*	Fidelity Institutional Money Market Fund	Money market	234,563
	Hewlett-Packard Company common stock	Common stock	135,288
*	Agilent Technologies, Inc. common stock	Common stock	156,089
*	Fidelity Magellan Fund	Mutual fund	287,797
*	Fidelity Contrafund	Mutual fund	127,590
*	Fidelity Growth and Income Fund	Mutual fund	89,221
*	Fidelity Intermediate Bond Fund	Mutual fund	84,735
*	Fidelity Low-Priced Stock Fund	Mutual fund	63,526
*	Spartan Extended Market Index	Mutual fund	10,497
*	Spartan U.S. Equity Index Fund	Mutual fund	81,406
*	Participant loans	Interest rates ranging from 4.75% to 10%	20,730

		Total	$1,517,818

*	Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 26, 2003	By:	/s/ Adrian T. Dillon Adrian T. Dillon Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Mohler, Nixon & Williams, Independent Accountants